UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 9, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno Classificado como Uso Interno TIM BetaCreator : Relaunch reinforces benefits, exclusivity and sense of community, with 50 GB, unlimited TikTok, invitation-only access and recurring monthly top-up. Note: EBITDA and Net Income normalized according to the items indicated in their respective sections . EBITDA-AL excluding the impact of fines for site decommissioning .Operating Cash Flow(“OCF”) represents EBITDA-AL (-)Capex . Solid 3Q26 results keepTIM in linewith its 2026 targets Growth driven by mobile and a larger contribution from new business lines SERVICE REVENUE 5.8% YoY EBITDA 6.8% YoY Solid revenue and cost efficiency support EBITDA B2B SERVICE REVENUE (EX-WHOLESALE) 19.3% YoY Expansion in strategic verticals and contribution from V8.TECH EBITDA-AL 7.7% YoY Solid growth withmargin expansion: 39.5%(+0.7p.p. YoY) OP. CASH FLOW 11.6% YoY Cash generation, with a margin increase: 23.9% (+1.3 p.p. YoY) SHAREHOLDER RETURNS R$ 1.56Bln in Interest onCapital (IoC) announced andbuybacks executed through September Portfolio: Expansion of the portfolio to capture new opportunities and deepen customer relationships B2B: New advances in strategic verticals and portfolio expansion with new solutions (9M26) (9M26) (12 months toSep/2026) (9M26) (9M26) (9M26) 3Q26 EARNINGS RELEASE ThreeAI agents already operate in key journeys , including billing, collections and offers/sales. 86% reduction in average handling time vs. human service, in anoperation reaching 154 thousand interactions per month. Evolution of the AI Program: Transforming the customer experience and increasing efficiency in network operations Onthepredictive front, AI models identify sites at riskof failureand trigger maintenance before theproblem affects thecustomer . Onthepreventive front, AI ensures thequality and standardization ofservices during technical visits. CUSTOMER SERVICE NETWORK BYD: Strengthening presence in the automotive vertical; +200 thousand vehicles with embedded connectivity over the next 24 months ORACLE+V8.Tech: Expansion ofV8.TECH's portfolio combining infrastructure , computing capacity andmanaged services in an integrated enterprise offering TIM Play: Entertainment that creates value: 5 bundles | Up to 9 streaming services | Single payment | Savings of up to 50%1 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26FINANCIAL AND OPERATIONAL HIGHLIGHTS Description 3Q26 3Q25 % YoY 2Q26 % QoQ 9M26 9M25 % YoY FINANCIAL (R$ million) Net Revenues 7,069 6,711 5.3% 6,965 1.5% 20,841 19,705 5.8% Services Revenues 6,882 6,534 5.3% 6,785 1.4% 20,311 19,191 5.8% Mobile Service 6,451 6,203 4.0% 6,369 1.3% 19,073 18,213 4.7% Fixed Service 430 331 30.1% 416 3.4% 1,238 977 26.7% Normalized* Operating Expenses (3,368) (3,242) 3.9% (3,380) -0.3% (10,267) (9,800) 4.8% Normalized* EBITDA 3,701 3,469 6.7% 3,586 3.2% 10,574 9,905 6.8% Normalized* EBITDA Margin 52.4% 51.7% 0.7p.p. 51.5% 0.9p.p. 50.7% 50.3% 0.5p.p. Normalized* EBITDA-AL 2,917 2,712 7.6% 2,802 4.1% 8,243 7,652 7.7% Normalized* EBITDA-AL Margin 41.3% 40.4% 0.9p.p. 40.2% 1.0p.p. 39.5% 38.8% 0.7p.p. Normalized* Net Income 1,113 1,208 -7.8% 1,036 7.4% 2,971 2,994 -0.8% Capex (978) (974) 0.4% (935) 4.6% (3,267) (3,195) 2.2% OpCF (Normalized* EBITDA-AL - Capex) 1,939 1,738 11.6% 1,868 3.8% 4,976 4,457 11.6% OPERATIONAL ('000) Mobile Customer Base 61,584 62,619 -1.7% 61,879 -0.5% 61,584 62,619 -1.7% Prepaid 27,555 30,275 -9.0% 28,211 -2.3% 27,555 30,275 -9.0% Postpaid 34,029 32,344 5.2% 33,668 1.1% 34,029 32,344 5.2% TIM Ultrafibra Customer Base 931 823 13.2% 899 3.5% 931 823 13.2% * EBITDA normalized for non-recurring effects in Operating Costs and Expenses (+R$ 214.8 million in 3Q26, +R$ 72.1 million in 2Q26 , +R$ 6.0 million in 1Q26 , +R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25 ). Net Income normalized for non-recurring effects in EBITDA and in Income Tax (-R$ 92.2 million in 3Q26, -R$ 5.4 million in 2Q26, -R$ 2.0 million in 1Q26, -R$ 0.4 million in 2Q25 and -R$ 6.5 million in 1Q25). EBITDA-AL excluding the impact of the fines fr om the decommissioning of sites.INVESTOR RELATIONS EARNINGS CONFERENCE CALL November 10 th, 2026, at: 10:00 a.m. (BRT) / 8:00 a.m. (US EST) Video Conference (Zoom): Click here CONTACTS E-mail: ri@timbrasil.com.br Website: ri.tim.com.br2 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26RECENT AND SUBSEQUENT EVENTS For more details, visit TIM S.A.’s Investor Relations website: FilingsShareholder Remuneration On September 17, 2026, TIM S.A.’s Board of Directors approved the distribution of Interest on Capital in the amount of R$ 515 million. On the same date, the Company’s Board of Directors approved the cancellation of 13,200,000 (thirteen million two hundred thousand) shares held in treasury.Approval of a New Share Buyback Program On August 19, 2026, TIM S.A.’s Board of Directors approved share buyback Program 9, which authorizes the acquisition of up to 55,187,638 common shares, equivalent to approximately 2.31% of the total, for a maximum amount of R$ 1 billion. The program will r emain in effect until February 19, 2028. On the same occasion, TIM announced the closing of Program 8, under which 46,884,500 shares were acquired, with an approximate disbursement of R$ 1 billion.I-Systems Merger On October 30, 2026, the Company’s Board of Directors approved the merger of I-Systems Soluções de Infraestrutura S.A. into TIM S.A. The completion of the merger is subject to approval at the General Shareholders’ Meeting, to be held on November 30, 2026. Since May 6, 2026, I-Systems has been a wholly owned subsidiary of the Company.3 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 FINANCIAL HIGHLIGHTS OPERATING NET REVENUE Description 3Q26 3Q25 % YoY 2Q26 % QoQ 9M26 9M25 % YoY R$ million Total Net Revenue 7,069 6,711 5.3% 6,965 1.5% 20,841 19,705 5.8% Services Revenue 6,882 6,534 5.3% 6,785 1.4% 20,311 19,191 5.8% Mobile Service 6,451 6,203 4.0% 6,369 1.3% 19,073 18,213 4.7% Client Generated 6,011 5,819 3.3% 5,877 2.3% 17,707 17,064 3.8% Interconnection 83 89 -7.1% 90 -8.5% 283 263 7.5% Customer Platform 45 30 49.6% 63 -28.2% 134 81 66.1% Other Revenue 313 264 18.2% 338 -7.6% 949 805 17.9% Fixed Service 430 331 30.1% 416 3.4% 1,238 977 26.7% of which TIM Ultrafibra 257 228 12.7% 247 3.9% 747 672 11.2% Product Revenue 188 177 6.0% 181 3.9% 530 514 3.1%Total Net Revenue ("NR"): R$ 7,069 million in 3Q26 (+5.3% YoY; +5.8% YoY in 9M26) Total Net Revenue maintained its growth trajectory, reflecting mainly the performance of Service Revenue combined with the increase in Product Revenue.Service Revenue (+5.3% YoY in 3Q26; +5.8% YoY in 9M26) The performance reflects the evolution of the main business lines, a result of the Company’s revenue diversification strategy: (i) consistent postpaid performance; (ii) gradual recovery of prepaid; (iii) acceleration of TIM Ultrafibra; and (iv) greater contribution from fronts such as IoT and mobile advertising. In 9M26 , the dynamics reflected the same items indicated above.Product Revenue (+6.0% YoY in 3Q26; +3.1% YoY in 9M26) In 3Q26 and 9M26, Product Revenue grew, reflecting a more relevant contribution from the B2B business fronts, while handset revenue remained practically stable in the period.MOBILE SEGMENT: Mobile Service Revenue ("MSR") (+4.0% YoY in 3Q26; +4.7% YoY in 9M26 ) | Mobile ARPU (R$ 34.8 in 3Q26; +5.0% YoY) / (R$ 34.3 in 9M26; +5.3% YoY) MSR evolution reflected the performance of postpaid, the slowdown in the decline of prepaid and the contribution of other revenue lines, including advertising. In the quarter, m obile ARPU grew 5 .0% YoY, reaching R$ 34.8, with emphasis on the evolution of prepaid ARPU. In 9M26, these factors also supported MSR performance.4 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 Client Generated Revenue ("CGR") (+3.3% YoY in 3Q26; +3.8% YoY in 9M26) In the quarter, CGR evolution reflected the moderation of postpaid growth, the acceleration of the prepaid recovery and the positive contribution of visitor revenues (roaming). In 9M26, performance was driven mainly by postpaid, with an additional contribu tion from roaming revenues.Interconnection Revenue (-7.1% YoY in 3Q26; +7.5% YoY in 9M26) Performance in the quarter reflected mainly a more challenging comparison base, due to the contribution of agreements with other operators in 3Q25. In 9M26, the growth of MVNO revenues offset this effect.Customer Platform Revenue (+49.6% YoY in 3Q26; +66.1% YoY in 9M26) Growth in the quarter and year-to-date reflects the continued expansion of the Company’s mobile advertising front (TIM Ads), in addition to the positive contribution of partnerships.Other Revenues (+18.2% YoY in 3Q26; +17.9% YoY in 9M26) Performance in the quarter was driven mainly by the evolution of IoT and infrastructure sharing (SWAP) revenues, which also contributed to the year-to-date growth in 9M26.Below is the performance of each mobile customer profile: POSTPAID Revenue (+4.1% YoY in 3Q26; +5.8% YoY in 9M26) | ARPU ex-M2M (R$ 55.4 in 3Q26; -0.3% YoY) / (R$ 55.4 in 9M26; +0.6% YoY) Postpaid growth continued to be supported by the expansion of the ex-M2M customer base, which grew 4.1% YoY, with 292 thousand net additions in the quarter, reflecting a solid pace of migrations and the normalization of ex-M2M churn to 0.8%. The price adjustments applied throughout the year also contributed to revenue evolution, although the greater competitive intensity, especially in the first half, led to higher custom er retention discounts and put pressure on acquisition prices. In this context, postpaid ex-M2M ARPU remained practically stable YoY. In 9M26, performance remained supported mainly by the expansion of the base and by price adjustments.PREPAID Revenue (-4.2% YoY in 3Q26; -5.9% YoY in 9M26) | ARPU (R$ 15.2 in 3Q26; +4.5% YoY) / (R$ 14.6 in 9M26; +2.4% YoY) Prepaid revenue recorded the smallest YoY decline in recent quarters, reflecting mainly the monetization initiatives implemented throughout the year, including adjustments to offer benefits to stimulate higher spending per customer and the launch of the R$ 40 offer in certain area codes (DDDs). These action s, combined with the stab le base of the prepaid rechargers , contributed to the 4.5% YoY increase in prepaid ARPU. In 9M26, revenue still declined but already reflected the gradual effects of these base monetization initiatives.5 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 FIXED SEGMENT: Fixed Service Revenue ("FSR") (+30.1% YoY in 3Q26; +26.7% YoY in 9M26) FSR performance reflected the advance of TIM Ultrafibra, in addition to the effect of the consolidation of V8.TECH (“V8”).TIM ULTRAFIBRA Revenue (+12.7% YoY in 3Q26; +11.2% YoY in 9M26) | ARPU (R$ 94.1 in 3Q26; -0.6% YoY) / (R$ 93.9 in 9M26; -0.6% YoY) TIM Ultrafibra revenue grew 12.7% YoY in the quarter, to R$ 257 million, supported mainly by the expansion of the customer base, which reached 931 thousand accesses (+13.2% YoY) and completed the third consecutive quarter of double-digit growth. In the qua rter, the operation also maintained a good performance in customer acquisition, with 10% YoY growth in gross additions, in addition to progress in convergence initiatives and in the mix of higher-value plans. In 9M26, revenue advanced 11.2% YoY, reflecting the consistent expansion of the base throughout the period.OPERATING COSTS AND EXPENSES Description 3Q26 3Q25 % YoY 2Q26 % QoQ 9M26 9M25 % YoY R$ million Reported Operating Expenses (3,583) (3,242) 10.5% (3,452) 3.8% (10,560) (9,820) 7.5% Normalized* Operating Expenses (3,368) (3,242) 3.9% (3,380) -0.3% (10,267) (9,800) 4.8% Personnel (406) (387) 4.8% (406) -0.1% (1,195) (1,124) 6.3% Selling & Marketing (949) (961) -1.2% (964) -1.5% (2,849) (2,875) -0.9% Network & Interconnection (1,267) (1,211) 4.6% (1,287) -1.6% (4,049) (3,780) 7.1% General & Administrative (216) (190) 13.4% (229) -6.0% (666) (609) 9.5% Cost Of Goods Sold (COGS) (226) (235) -3.9% (240) -5.7% (691) (700) -1.3% Bad Debt (249) (191) 30.0% (264) -5.9% (738) (565) 30.7% Other operational revenues (expenses) (56) (65) -14.4% 11 n.a. (78) (148) -47.0% Normalized* Operating Expenses Ex-COGS (3,142) (3,006) 4.5% (3,140) 0.1% (9,576) (9,100) 5.2% * Operating Costs and Expenses normalized for: the price adjustment of the I-Systems acquisition (+R$ 207.0 million in 3Q26 and +R$ 56.3 million in 2Q26), costs with consulting services for strategic projects (+R$ 7.8 million in 3Q26, +R$ 15.7 million in 2 Q26 and +R$ 6.0 million in 1Q26), and costs with legal services in connection with the settlement of the dispute with the former financial services partner (+R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q2 5). Operating Costs and Expenses: R$ 3,368 million in 3Q26 (+3.9% YoY; 47.6% of NR | +4.8% YoY in 9M26) Normalized Operating Costs and Expenses maintained their deceleration rhythm, remaining below both expansion of Net Revenue and accumulated inflation (IPCA of 4.58% 0F 1), contributing to the expansion of the EBITDA margin.1 Last twelve months IPCA ended in September 2026. Source: IBGE.6 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 Personnel (+4.8% YoY in 3Q26; 5.7% of NR | +6.3% YoY in 9M26) Growth in the quarter and year-to-date is explained by the effects of the consolidation of V8 and I Systems. Excluding these impacts, the line recorded a 4.6% YoY decline in the quarter (-1.0% YoY in 9M26), reflecting the gains from corporate structure reo rganization initiatives implemented in the past.Selling and Marketing (-1.2% YoY in 3Q26; 13.4% of NR | -0.9% YoY in 9M26) The reduction in the quarter reflected mainly a higher comparison base in advertising and marketing expenses, in addition to structural efficiency gains in the customer service and collection channels resulting from digitalization initiatives. In 9M26, the reduction also reflected these efficiency gains, partially offset by the dynamics of advertising expenses throughout the period.Network and Interconnection (+4.6% YoY in 3Q26; 17.9% of NR | +7.1% YoY in 9M26) In the quarter, the line’s performance reflected higher interconnection costs, associated with roaming traffic, as well as costs with content providers, partially offset by lower fiber infrastructure rental expenses following the acquisition of I-Systems. In 9M26, the line was mainly impacted by the same factors.General and Administrative ("G&A") 1F 2 (+13.4% YoY in 3Q26; 3.0% of NR | +9.5% YoY in 9M26) The line’s evolution in the quarter reflected the consolidation of V8 and I-Systems and higher spending on specialized professional and IT services, in addition to a more challenging comparison base, which in 3Q25 benefited from an agreement with a supplie r related to IT projects. In 9M26, the line was mainly impacted by the same factors.Cost of Goods Sold ("COGS") (-3.9% YoY in 3Q26; 3.2% of NR | -1.3% YoY in 9M26) The reduction in COGS reflected mainly the lower volume of handsets sold in the quarter. In 9M26, the line’s performance followed the lower activity in handset sales throughout the period.Bad Debt (+30.0% YoY in 3Q26; 3.5% of NR | +30.7% YoY in 9M26 ) (% of Total Gross Revenue of 2.2% in 9M26; +0.3 p.p. YoY) In the sequential comparison, the line recorded a 5.9% QoQ reduction, reflecting the lower contribution of the effect related to the B2B customer and an improvement in B2C dynamics. On a year-over-year basis, however, performance remained under pressure, mainly reflecting the impact related to a B2B partner.Other Operating Expenses (Revenues) 2F 3 (-14.4% YoY in 3Q26; 0.8% of NR | -47.0% YoY in 9M26) In the quarter, the variation is explained by the dynamics of provisions for civil and tax contingencies. Year-to-date, the result reflects the recent negotiations with tower companies.2 The G&A line had a non-recurring impact of R$ 7.8 million in 3Q26, R$ 15.7 million in 2Q26 and R$ 6.0 million in 1Q26, related to costs with consult ing services for strategic projects, and of R$ 19.0 million in 1Q25, related to legal services in connectio n with the settlement of the dispute with the former financial services partner. 3 The Other Operating Expenses (Revenues) line had a non-recurring impact of R$ 207.0 million in 3Q26 and R$ 56.3 million in 2Q26, related to the price adjustment of the I-Systems acquisition, and of R$ 1.1 million in 2Q25, related to contractual adjustment s with legal services in connection with the settlement of the dispute with the former financial services partner. TIM S.A. FROM EBITDA TO NET INCOME EBITDA 4 3F : R$ 3,701 million in 3Q26 (+6.7% YoY; +6.8% YoY in 9M26) | Margin: 52.4% in 3Q26 (+0.7 p.p. YoY) Normalized EBITDA maintained consistent growth, supported by the expansion of service revenue, by discipline in cost management and by the synergies arising from the consolidation of V8 and I EBITDA AL 5 4F : R$ 2,917 million in 3Q26 (+7.6% YoY; +7.7% YoY in 9M26) | Margin 3Q26 (+0.9 p.p. YoY) Normalized EBITDA AL ("After Lease") corresponds to Normalized EBITDA after the effects of leases. Systems. AL: 41.3% in The performance reflects the operational improvement and the active management of leases, which reached R$ 784 million in the quarter (+3.5% YoY), or 11.1% of net revenue ( 0.2 p.p. YoY). Discipline in the management of tower infrastructure costs continued to contribute positively to the line, partially affected by the increase in renewable energy contracts. 4 EBITDA normalized according to the items indicated in the “Operating Costs and Expenses” section. 5 EBITDA AL normalized for non recurring effects in EBITDA and excluding the impact of the fines from the decommissioning of sites. This document is the property of TIM S.A. All rights reserved © Earnings Release 3Q26 78 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26DEPRECIATION AND AMORTIZATION ("D&A") Description 3Q26 3Q25 % YoY 2Q26 % QoQ 9M26 9M25 % YoY R$ million Depreciation (1,333) (1,284) 3.9% (1,281) 4.1% (3,848) (3,842) 0.1% of which Depreciation of Leases (459) (422) 8.8% (453) 1.3% (1,354) (1,259) 7.5% Amortization (525) (495) 6.1% (516) 1.8% (1,546) (1,458) 6.0% Total D&A (1,858) (1,779) 4.5% (1,796) 3.4% (5,393) (5,301) 1.8% D&A (+4.5% YoY in 3Q26; +1.8% YoY in 9M26) Growth mainly reflects the effect of the consolidation of I-Systems in the quarter. In 9M26, the line was mainly impacted by an increase in software amortization.FINANCIAL RESULT Description 3Q26 3Q25 % YoY 2Q26 % QoQ 9M26 9M25 % YoY R$ million Cash Items (579) (461) 25.5% (589) -1.6% (1,733) (1,346) 28.7% Financial Debt Interest (Net of Derivatives) (87) (94) -6.7% (97) -9.9% (262) (258) 1.2% Interest related to Cash & Cash Equivalents 157 225 -30.0% 175 -9.8% 531 567 -6.4% Interest on Leases (448) (409) 9.5% (421) 6.4% (1,333) (1,169) 14.0% Others (201) (183) 9.5% (245) -17.9% (669) (486) 37.8% Non-Cash Items 54 17 225.6% 20 176.4% 110 (72) n.a. Mark-to-market of Derivative 54 21 157.8% 4 1,147.8% 89 25 249.8% Former financial partner Mark-to-market - - - - - - (166) n.a. Others - (4) n.a. 15 n.a. 21 69 -69.4% Net Financial Result (525) (445) 18.0% (569) -7.8% (1,623) (1,418) 14.5% * The amounts related to the 5G Fund were managerially reclassified from the ‘Other Cash Items’ line to ‘Other Non-Cash Items’ to better reflect the nature of these effects, with no impact on the total Net Financial Result.9 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 Net Financial Result (+18.0% YoY in 3Q26; +14.5% YoY in 9M26) The worsening in the annual comparison reflected mainly the increase in interest expenses on leases and the lower interest income on cash and cash equivalents, partially offset by the better mark-to-market result of derivatives. In the sequential compariso n, the Net Financial Result improved by 7.8% QoQ, benefiting mainly from the reduction in other financial items. In 9M26, the worsening reflected mainly the increase in interest on leases and in other cash items, partially offset by the positive performanc e of non-cash items. Income Tax and Social Contribution (“Income Tax”) 5F 6 (R$ 149 million higher YoY in 3Q26; +337.1% YoY in 9M26) Normalized Income Tax totaled -R$ 162 million in 3Q26 (effective tax rate of -12.7%), vs. -R$ 13 million in 3Q25 (effective tax rate of -1.1%). The increase is mainly due to the lower declaration of Interest on Capital in 3Q26 compared to 3Q25 (R$ 515 mill ion vs. R$ 800 million, respectively). On a year-to-date basis, the line was mainly impacted by the higher amount of Interest on Capital declared throughout 2025 . Net Income 6F 7: R$ 1,113 million in 3Q26 (-7.8% YoY; -0.8% YoY in 9M26) The decline in Normalized Net Income reflected: (i) higher Income Tax, resulting from the lower declaration of Interest on Capital (IoC); (ii) the worsening of the financial result; and (iii) the increase in the Depreciation and Amortization line, as an ef fect of the consolidation of I-Systems. Normalized Earnings per Share (EPS) reached R$ 0.47 in 3Q26, compared to R$ 0.50 in 3Q25. In 9M26, the line was mainly impacted by the same effects mentioned above.INVESTMENTS AND CASH FLOW CAPEX Description 3Q26 3Q25 % YoY 2Q26 % QoQ 9M26 9M25 % YoY R$ million Network 692 667 3.8% 647 7.0% 2,383 2,317 2.9% IT & Others 286 307 -7.0% 288 -0.7% 883 878 0.6% Capex 978 974 0.4% 935 4.6% 3,267 3,195 2.2% Capex/ Net Revenue 13.8% 14.5% -0.7p.p. 13.4% 0.4p.p. 15.7% 16.2% -0.5p.p. Capex: R$ 978 million in 3Q26 (+0.4% YoY; 13.8% of NR | +2.2% YoY in 9M26) Capex remained practically stable YoY in the quarter, while capital intensity declined by 0.7 p.p., to 13.8% of net revenue. In 9M26, Capex grew 2.2% YoY, maintaining a trajectory in line with the targets ( Guidance) for the year.6 The Income Tax line had non-recurring effects in the amount of -R$ 92.2 million in 3Q26, -R$ 5.4 million in 2Q26, -R$ 2.0 million in 1Q26, -R$ 387k in 2Q25 and -R$ 6.5 million in 1Q25. 7 Net Income normalized for non-recurring effects in EBITDA and Income Tax.10 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 CASH FLOW Description 3Q26 3Q25 % YoY 2Q26 % QoQ 9M26 9M25 % YoY R$ million Reported EBITDA 3,486 3,469 0.5% 3,514 -0.8% 10,281 9,884 4.0% Capex (978) (974) 0.4% (935) 4.6% (3,267) (3,195) 2.2% Reported EBITDA - Capex 2,509 2,496 0.5% 2,579 -2.7% 7,015 6,689 4.9% I-Systems fair value adjustment 207 - n.a. 56 267.6% 263 - n.a. Δ Working Capital and Income Tax (29) 111 n.a. (570) -94.8% (1,286) (1,082) 18.9% Leases Payment* (810) (786) 3.1% (823) -1.5% (2,421) (2,365) 2.4% of which Fines - (3) n.a. - n.a. (23) (35) -32.8% Operating Free Cash Flow 1,876 1,820 3.0% 1,242 51.0% 3,571 3,243 10.1% * Incentives on lease payments were recognized in line with the agreed contractual conditions, reducing the amount disbursed in the period (+R$ 41.0 million in 3Q26, +R$ 39.2 million in 2Q26, +R$ 65.8 million in 1Q26, +R$ 20.4 million in 3Q25 and +R$ 3.8 m illion in 1Q25). Operating Cash Flow ("OpCF"): R$ 1,939 million in 3Q26 (+11.6% YoY; +11.6% YoY in 9M26) | Margin: 27.4% in 3Q26 (+1.5 p.p. YoY) OpCF, which corresponds to Normalized EBITDA-AL (-) Capex, recorded another double-digit expansion, reflecting the Company’s ability to convert operational evolution into cash generation, with discipline in capital allocation. In 9M26, OpCF totaled R$ 4,97 6 million, with a margin of 23.9% (+1.3 p.p. YoY). Operating Free Cash Flow ("OpFCF"): R$ 1,876 million in 3Q26 (3.0% YoY; 10.1% YoY in 9M26) OpFCF growth in the quarter was supported by higher operating generation, while working capital had a practically neutral impact, with the pressure on accounts receivable offset by the improvement in suppliers. In 9M26, OpFCF advanced 10.1% YoY, reflecting mainly the evolution of operating generation. CASH POSITION Cash and Marketable Securities positions totaled R$ 5,180 million at the end of September 2026, down 20.7% YoY, reflecting mainly the disbursement for the acquisition of the remaining interest in I-Systems, the distribution of shareholder payouts and the a mortization of debt, including the early settlement of all of I-Systems’ and V8’s indebtedness. In the quarterly comparison, the balance increased by 14.3%, reflecting the cash generation in the period. It is also noteworthy that the full payment of the TFF (Operating Inspection Fee), which is part of the Fistel fee, has been suspended since 2020. The total amount recorded through September 30, 2026 was R$ 5.1 billion, of which R$ 3.6 billion in principal and R$ 1.5 billion in accrued default interest.11 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 DEBT DEBT PROFILE Issuances Curren cy Interest Rate Maturity Short-term Long-term Total R$ million Debentures BRL IPCA + 3.9182% p.a. 06/28 721 706 1,427 BNDES Finame BRL IPCA + 4.2283% p.a. 11/31 56 231 287 BNB BRL IPCA + 1.2228% to 1.4945% p.a. 02/28 184 77 261 Total Financial Debt 961 1,014 1,975 License (5G) BRL Selic 12/40 73 963 1,037 Total Debt Before Lease 1,035 1,977 3,012 Total Lease BRL IPCA/IGP-M (14.05% p.a.) 02/49 1,681 11,862 13,543 Total Debt 2,715 13,839 16,555NET DEBT Description 3Q26 2Q26 1Q26 4Q25 R$ million Short-Term Debt 961 1,109 979 926 Long-Term Debt 1,014 1,540 1,853 1,853 Total Financial Debt 1,975 2,649 2,832 2,779 Cash and Cash Equivalents + Marketable Securities (5,180) (4,530) (5,871) (5,885) Net Derivatives (248) (230) (311) (283) Net Financial Debt (3,453) (2,110) (3,350) (3,389) License (5G) 1,037 1,015 993 971 Net Debt AL (2,417) (1,096) (2,357) (2,418) Total Lease 13,543 13,614 13,677 13,531 Total Net Debt 11,126 12,518 11,320 11,112 Net Debt AL /Normalized EBITDA AL* -0.22x -0.10x -0.22x -0.23x Total Net Debt/Normalized EBITDA 0.78x 0.89x 0.82x 0.82x * LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.LT DEBT BY MATURITY Year Pro-Forma Including IFRS 9, 15 & 16 R$ million 2027 132 502 2028 867 2,641 2029 129 1,808 2030 129 1,511 After 2030 720 7,378 Total Debt 1,977 13,839Total post-hedge Debt (including net derivatives of R$ 248 million) totaled R$ 16,307 million at the end of September 2026, a decrease of R$ 633 million vs. 3Q25, reflecting mainly the early settlement of I-Systems’ and V8’s financial debts and the scheduled amortization of debt, partially offset by the increase in lease liabilities. Total leverage (Total Net Debt/Normalized EBITDA) decl ined to 0.78x, compared to 0.89x in June 2026. TIM S.A. STRATEGIC PARTNERSHIPS Digital Ecosystem Security Services In the Insurance vertical, the Company advanced its expansion strategy, extending sales to the reseller channel and evolving the portfolio with new types of protection, including offers also aimed at used devices. These initiatives expand the reach of the operation and the vertical’s addressable market, creating opportunities for incremental monetization and reinforcing the Company’s strategy of diversifying its service offering. Health Services In the Health vertical, the strategic partnership with Cartão de TODOS entered a new phase of expansion, marked by the nationwide launch of cross selling in the partner’s franchises. Since August, the solution has been available in 100% of the franchise ne twork, with nationwide presence, enabling the partner’s sales force to sell TIM offers through an integrated, simple and seamless journey. The initiative expands TIM’s acquisition channels and strengthens the partnership in a two way commercial relationshi p. In parallel, the sale of Cartão de TODOS to the TIM base continues to evolve steadily, supported by new offers, journey improvements and optimizations in digital channels to increase conversion. Financial Services In the Financial Services vertical, the partnership with PicPay continued to evolve through a strategy based on two complementary fronts. The first is focused on promoting PicPay’s financial products and services to the TIM base, and the second on selling TIM Controle with PicPay within the partner’s ecosystem. Throughout the period, both fronts advanced with journey improvements and initiatives aimed at increasing conversion and enhancing customer experience. This document is the property of TIM S.A. All rights reserved © Earnings Release 3Q26 12 TIM S.A. BUSINESS B2B Revenues B2B service revenue ex in the last 12 months through September 2026, representing 6.8% of total service revenue, driven by Corporate Solutions, IoT, Data Partnerships and the consolidation of V8.TECH .. TIM continued to expand its operations beyond connectivity, with advances in strategic verticals and the launch of TIM Cloud AI by V8.TECH, an offer that integrates cloud infrastructure, data, artificial intelligence and specialized services for corporate Note: LTM represents "Last 12 Months" (LTM25 between Oct/24 Mobile Advertising and Data Monetization TIM Ads and Open Gateway continue to advance TIM’s revenue diversification strategy. In 3Q26, TIM TO-- BUSINESS (B2B) Wholesale reached R$ 1.8 billion customers. – Sep/25 and LTM26 between Oct/25 – Sep/26). Ads campaign volume increased 63% compared to 3Q25, reaching more than 600 campaigns in the quarter and reinforcing the evolution of the Company’s media, data and API monetization initiatives. In Open Gateway, TIM continues to expand its portfolio of APIs focused on authentication, ant digital identity, with the launch of the Mobile DNA API, a new anti to demand from a foodtech company fraud solution i d fraud and eveloped in response . The API uses relevant telecommunications information to support the identification of risk behavior and fraud prevention, reinforcing TIM’s ability to develop solutions that meet market needs. At the same time, advances in data and artificial intelligence capabilities are expanding segmentation and personalization opportu and Open Gateway as drivers of the Company’s nities. This streng thens TIM A new business and revenue diversification strategy. ds This document is the property of TIM S.A. All rights reserved © Earnings Release 3Q26 1314 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 OPERATIONAL INDICATORS Description 3Q26 3Q25 % YoY 2Q26 % QoQ 9M26 9M25 % YoY Mobile Customer Base ('000) 61,584 62,619 -1.7% 61,879 -0.5% 61,584 62,619 -1.7% Prepaid 27,555 30,275 -9.0% 28,211 -2.3% 27,555 30,275 -9.0% Postpaid 34,029 32,344 5.2% 33,668 1.1% 34,029 32,344 5.2% Postpaid ex-M2M 26,420 25,378 4.1% 26,128 1.1% 26,420 25,378 4.1% Mobile Net Adds ('000) (295) 426 n.a. (108) 174.4% (390) 561 n.a. Postpaid ex-M2M Net Adds ('000) 292 414 -29.5% 247 18.1% 726 1,140 -36.3% Mobile ARPU (R$) 34.8 33.1 5.0% 34.3 1.5% 34.3 32.6 5.3% Prepaid 15.2 14.6 4.5% 14.4 5.6% 14.6 14.2 2.4% Postpaid 43.3 44.1 -1.8% 43.8 -1.1% 43.6 44.1 -1.1% Postpaid ex-M2M 55.4 55.5 -0.3% 55.7 -0.5% 55.4 55.1 0.6% Monthly Churn (%) 3.1% 2.8% 0.3p.p. 3.0% 0.1p.p. 3.0% 2.9% 0.2p.p. Postpaid ex-M2M 0.8% 0.8% - 0.9% -0.1p.p. 0.9% 0.8% 0.1p.p. Market Share 21.9% 23.4% -1.4p.p. 22.4% -0.4p.p. 21.9% 23.4% -1.4p.p. Prepaid 30.0% 31.4% -1.4p.p. 30.5% -0.3p.p. 30.0% 31.4% -1.4p.p. Postpaid 17.9% 18.7% -0.8p.p. 18.3% -0.3p.p. 17.9% 18.7% -0.8p.p. Postpaid ex-M2M 20.4% 21.1% -0.7p.p. 20.7% -0.2p.p. 20.4% 21.1% -0.7p.p. TIM Ultrafibra Customer Base ('000) 931 823 13.2% 899 3.5% 931 823 13.2% FTTH 929 808 14.9% 896 3.6% 929 808 14.9% TIM Ultrafibra ARPU (R$) 94.1 94.7 -0.6% 93.3 0.8% 93.9 94.5 -0.6%15 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 SHAREHOLDER REMUNERATION In its most recent Guidance ( click here ), TIM S.A. plans to distribute R$ 5.3 – 5.5 billion in 2026, reflecting the increase in remuneration in recent years and, over the long term, projects an expansion of shareholder returns in line with cash flow growth. In 9M26, the Company announced R$ 1,3 05 million in Interest on Capital (R$ 390 million in 1Q26, R$ 400 million in 2Q26 and R$ 515 million in 3Q26), of which R$ 790 million has been paid, and repurchased R$ 252 million in shares in September, totaling R$ 1,557 million in shareholder remunerati on.Description 2023 2024 2025 9M26 Total Shareholder Remuneration - TSR 6.7% 10.0% 9.3% 3.0% Payout (TSR / Normalized Net Income) 108% 111% 109% 52% * Including announced Dividends , Interest on Capital and executed share buybacks.CAPITAL MARKETS TIM S.A.’s shares are traded on B3 S.A. – Brasil, Bolsa, Balcão ("B3"), under the ticker TIMS3, and its ADRs are traded on the New York Stock Exchange ("NYSE"), under the ticker TIMB. Description 3Q26 2025 % YoY TIMS3 Share Price (R$)* 18.33 21.34 -14.1% TIMB Share Price (US$)* 17.85 19.51 -8.5% Number of Shares Outstanding 2,378,925,889 2,392,125,889 -0.6% Number of Treasury Shares 2,150,335 3,457,567 -37.8% Earnings per Share (EPS) 0.47 1.82 -74.2% Price-to-Earnings (P/E) 39.2 11.8 231.9% * Source: TIM S.A.’s Investor Relations website: Shares1,600 1,450 2,210 1,305 1,310 2,050 1,790 748 252 5,300 -5,500 0 1,000 2,000 3,000 4,000 5,000 6,000 2023 2024 2025 9M26 IoE Dividends Buyback Guidance 2026 Shareholders Remuneration (R$ Mln) Guidance 4,748 3,500 2,91016 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 ENVIRONMENTAL, SOCIAL AND GOVERNANCE 3Q26 ESG Highlights The TIM Group published, in August, its Climate Transition Plan , a document that consolidates the Group’s strategy for the decarbonization of its operations and value chain , with the commitment to achieve climate neutrality (net zero) by 2050. TIM remains the only telecommunications operator in the IDIVERSA B3 portfolio , having been part of the index for the fourth consecutive year . Created to recognize companies with gender and racial representation at different hierarchical levels, the indicator considers the presence of these groups in companies compared to their share of the Brazilian population. The announced portfolio comprises 85 companies, represented by 88 assets. For the 4th consecutive year , TIM was recognized as one of the Best Companies to Work For by Great Place to Work Brasil (GPTW) , ranking among the Top 20 large companies in the national ranking. The recognition reinforces the high team engagement and the strength of the Company’s culture , in addition to highlighting its people management model. As part of the TIM+Diversa project and in celebration of the National Day of Struggle for Persons with Disabilities (9/21), TIM announced a new development front aimed at employees with disabilities who work in stores, the call center and offices. The initiative combines training on current market topics – such as artificial intelligence and technology – and soft skills , with actions to support professional development, including workshops, coaching and mentoring. In partnership with CPFL Energia , TIM will deploy the largest private communication network in the Brazilian electricity sector . With an investment of R$ 60 million in digitalizing the grid in 50 municipalities , the project will connect 65 substations and 2,500 smart devices , monitored and controlled in real time by the Integrated Operations Centers (COI) in São Paulo and Rio Grande do Sul . Using the 450 MHz band for connectivity of critical operations, the solution will increase the efficiency and reliability of the system for around 980 thousand customers . TIM will deploy uninterrupted 4G coverage along 870.3 km of five highways in Mato Grosso do Sul . The project, carried out jointly with Caminhos da Celulose , will expand connectivity in 22 municipalities and 37 districts , benefiting 26 public schools, eight healthcare units and more than 6.3 thousand rural properties . The initiative will also support the operation of the concession, intelligent transportation systems and the services provided to users. In line with its commitment to increasing its energy efficiency , TIM ended the 3rd quarter with 136 plants under the Distributed Generation (DG) project in operation. With a predominance of solar plants (119), as well as 12 hydroelectric plants, two biogas plants and three natural gas plants, DG is responsible for about 66% of the energy used by the Company. Furthermore, 100% of the electricity purchased by TIM comes from renewable sources (through the acquisition of I-RECs). TIM closed the 3rd quarter with 1,890 biosites active in its network. These structures, similar to a common streetlight pole, are a solution for densifying the mobile access network (antennas/towers) with very low visual and urban impact , lower cost and fast installation . For more than ten years , TIM has been bringing biosite technology to all regions of Brazil, investing in increasingly modern and sustainable models. To access the quarterly ESG report, visit: ESG Reports on TIM S.A.’s Investor Relations website . TIM S.A. DISCLAIMER The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the international accounting standards IFRS (International Financial Reporting Standards) and in Reais (R$), in compliance with the Brazilian Corporate Law, Law No. 6,404/76. Comparisons refer to the third quarter ("3Q26") and to the first nine months of 2026 ("9M26"), except where otherwise indicated. This document may contain forward looking statements. These are not statements of historical fact and reflect the beliefs and expectations of the Company’s management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "pred icts", "projects", "aims", as well as similar words, are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, whether or not foreseen by the Company. Therefore, the Company’s future operating results m ay differ from current expectations, and readers of this disclosure should not base their considerations exclusively on the information provided herein. Forward the date on which they are made, and the Com looking statements reflect only the opinions as of pany is under no obligation to update them in light of new information or future developments. INVESTOR RELATIONS E XHIBIT Exhibit Exhibit Exhibit S 1: Balance Sheet 2: Income Statement 3: Cash Flow Statements The complete Financial Statements, including the Explanatory Notes, are available on TIM S.A.’s Investor Relations website: ri.tim.com.br This document is the property of TIM S.A. All rights reserved © Earnings Release 3Q26 1718 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 EXHIBIT 1 – TIM S.A. Balance Sheet Description 3Q26 3Q25 % YoY 2Q26 % QoQ R$ million ASSETS 57,087 57,371 -0.5% 57,190 -0.2% CURRENT ASSETS 12,909 14,086 -8.4% 12,394 4.2% Cash and cash equivalents 3,216 3,674 -12.5% 2,677 20.1% Marketable securities 1,964 2,855 -31.2% 1,852 6.0% Trade accounts receivable 4,898 5,014 -2.3% 4,959 -1.2% Inventories 462 353 30.8% 428 8.2% Recoverable income and social contribution taxes 11 64 -82.4% 31 -63.9% Recoverable taxes, fees and contributions 1,169 964 21.3% 1,116 4.7% Prepaid expenses 546 444 23.1% 650 -15.9% Derivative financial instruments 323 396 -18.5% 359 -10.1% Leases 37 35 7.8% 36 4.5% Other assets 283 288 -1.9% 286 -1.3% NON-CURRENT 44,178 43,285 2.1% 44,796 -1.4% Noncurrent assets 5,102 4,372 16.7% 5,037 1.3% Marketable securities 30 24 26.9% 34 -11.8% Accounts receivable 381 118 221.9% 305 24.9% Recoverable income and social contribution taxes 301 244 23.5% 287 5.1% Recoverable taxes, fees and contributions 997 906 10.1% 867 15.0% Deferred income and social contribution taxes 1,580 1,336 18.3% 1,719 -8.0% Judicial deposits 679 705 -3.7% 705 -3.7% Prepaid expenses 383 308 24.6% 368 4.0% Leases 197 206 -4.3% 199 -0.7% Other financial assets 515 496 3.9% 514 0.1% Other assets 38 31 24.5% 39 -2.2% Permanent Assets 39,075 38,913 0.4% 39,759 -1.7% Investment - 1,290 n.a. - n.a. Property, plant and equipment 23,920 23,106 3.5% 24,276 -1.5% Intangible assets 15,155 14,517 4.4% 15,483 -2.1% LIABILITIES 57,087 57,371 -0.5% 57,190 -0.2% CURRENT LIABILITIES 14,954 14,679 1.9% 14,601 2.4% Suppliers 4,861 4,221 15.2% 4,842 0.4% Loans and financing 961 955 0.6% 1,109 -13.3% Lease liabilities 1,718 1,606 7.0% 1,674 2.7% Derivative financial instruments 74 201 -63.1% 130 -42.6% Payroll and related charges 388 350 11.0% 382 1.6% Income tax and social contribution payable 166 66 150.7% 149 11.3% Taxes, fees and contributions payable 5,586 4,643 20.3% 5,326 4.9% Dividends and interest on shareholders’ equity payable 460 1,949 -76.4% 365 26.0% Authorizations payable 339 313 8.3% 335 1.1% Deferred revenues 181 259 -30.0% 221 -18.2% Other liabilities and provisions 219 116 88.8% 68 220.5% NON-CURRENT LIABILITIES 16,890 17,480 -3.4% 17,574 -3.9% Loans and financing 1,014 1,900 -46.6% 1,540 -34.2% Lease liabilities 12,060 11,900 1.3% 12,175 -0.9% Income tax and social contribution payable 38 12 207.0% 32 19.4% Taxes, fees and contributions payable 139 34 313.3% 63 119.6% Deferred income and social contribution taxes 6 - n.a. 10 -35.5% Provision for legal and administrative proceedings 1,483 1,481 0.2% 1,600 -7.3% Pension plan and other postemployment benefits 4 3 29.6% 4 - Authorizations to pay 1,212 1,208 0.3% 1,194 1.5% Deferred revenues 350 514 -32.0% 372 -5.9% Obligations to shareholders 515 24 2046.1% 518 -0.5% Other liabilities 68 403 -83.3% 66 3.1% SHAREHOLDERS' EQUITY 25,243 25,213 0.1% 25,015 0.9% Capital 13,478 13,478 - 13,478 - Capital reserves 379 384 -1.4% 405 -6.6% Profit reserves 9,959 10,016 -0.6% 10,217 -2.5% Equity valuation adjustments (3) (2) 29.6% (3) - Treasury shares (42) (343) -87.7% (79) -46.3% Net Income for the period 1,472 1,681 -12.4% 997 47.7%19 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 EXHIBIT 2 – TIM S.A. Income Statement Description 3Q26 3Q25 % YoY 2Q26 % QoQ 9M26 9M25 % YoY R$ million REPORTED Net Revenues 7,069 6,711 5.3% 6,965 1.5% 20,841 19,705 5.8% Services Revenues 6,882 6,534 5.3% 6,785 1.4% 20,311 19,191 5.8% Mobile Service 6,451 6,203 4.0% 6,369 1.3% 19,073 18,213 4.7% Client Generated 6,011 5,819 3.3% 5,877 2.3% 17,707 17,064 3.8% Interconnection 83 89 -7.1% 90 -8.5% 283 263 7.5% Customer Platform 45 30 49.6% 63 -28.2% 134 81 66.1% Other Revenue 313 264 18.2% 338 -7.6% 949 805 17.9% Fixed Service 430 331 30.1% 416 3.4% 1,238 977 26.7% of which TIM Ultrafibra 257 228 12.7% 247 3.9% 747 672 11.2% Products Revenues 188 177 6.0% 181 3.9% 530 514 3.1% Operating Expenses (3,583) (3,242) 10.5% (3,452) 3.8% (10,560) (9,820) 7.5% EBITDA 3,486 3,469 0.5% 3,514 -0.8% 10,281 9,884 4.0% EBITDA Margin 49.3% 51.7% -2.4p.p. 50.4% -1.1p.p. 49.3% 50.2% -0.8p.p. Depreciation & Amortization (1,858) (1,779) 4.5% (1,796) 3.4% (5,393) (5,301) 1.8% Depreciation (1,333) (1,284) 3.9% (1,281) 4.1% (3,848) (3,842) 0.1% Amortization (525) (495) 6.1% (516) 1.8% (1,546) (1,458) 6.0% Equity in Earnings (43) (26) 66.8% (17) 156.7% (87) (78) 12.2% EBIT 1,585 1,665 -4.8% 1,701 -6.8% 4,801 4,506 6.5% EBIT Margin 22.4% 24.8% -2.4p.p. 24.4% -2.0p.p. 23.0% 22.9% 0.2p.p. Net Financial Results (525) (445) 18.0% (569) -7.8% (1,623) (1,418) 14.5% Financial Expenses (791) (824) -4.0% (1,513) -47.7% (3,215) (2,484) 29.4% Financial Income 266 362 -26.4% 950 -72.0% 1,598 1,133 41.0% Net Exchange Variation - 18 -99.0% (6) n.a. (7) (67) -90.0% Income before taxes 1,061 1,221 -13.1% 1,132 -6.3% 3,177 3,088 2.9% Income Tax and Social Contribution (70) (13) 439.3% (162) -56.9% (400) (107) 272.3% Net Income 991 1,208 -18.0% 970 2.2% 2,777 2,981 -6.8% R$ million NORMALIZED* Net Revenues 7,069 6,711 5.3% 6,965 1.5% 20,841 19,705 5.8% Services Revenues 6,882 6,534 5.3% 6,785 1.4% 20,311 19,191 5.8% Mobile Service 6,451 6,203 4.0% 6,369 1.3% 19,073 18,213 4.7% Client Generated 6,011 5,819 3.3% 5,877 2.3% 17,707 17,064 3.8% Interconnection 83 89 -7.1% 90 -8.5% 283 263 7.5% Customer Platform 45 30 49.6% 63 -28.2% 134 81 66.1% Other Revenue 313 264 18.2% 338 -7.6% 949 805 17.9% Fixed Service 430 331 30.1% 416 3.4% 1,238 977 26.7% of which TIM Ultrafibra 257 228 12.7% 247 3.9% 747 672 11.2% Products Revenues 188 177 6.0% 181 3.9% 530 514 3.1% Operating Expenses (3,368) (3,242) 3.9% (3,380) -0.3% (10,267) (9,800) 4.8% Personnel (406) (387) 4.8% (406) -0.1% (1,195) (1,124) 6.3% Selling & Marketing (949) (961) -1.2% (964) -1.5% (2,849) (2,875) -0.9% Network & Interconnection (1,267) (1,211) 4.6% (1,287) -1.6% (4,049) (3,780) 7.1% General & Administrative (216) (190) 13.4% (229) -6.0% (666) (609) 9.5% Cost Of Goods Sold (COGS) (226) (235) -3.9% (240) -5.7% (691) (700) -1.3% Bad Debt (249) (191) 30.0% (264) -5.9% (738) (565) 30.7% Other Operational Revenues (Expenses) (56) (65) -14.4% 11 n.a. (78) (148) -47.0% EBITDA 3,701 3,469 6.7% 3,586 3.2% 10,574 9,905 6.8% EBITDA Margin 52.4% 51.7% 0.7p.p. 51.5% 0.9p.p. 50.7% 50.3% 0.5p.p. Net Financial Results (525) (445) 18.0% (569) -7.8% (1,623) (1,418) 14.5% Income Tax and Social Contribution (162) (13) 1149.1% (168) -3.3% (500) (114) 337.1% Net Income 1,113 1,208 -7.8% 1,036 7.4% 2,971 2,994 -0.8% Total Normalized Items (123) - n.a. (67) 83.8% (193) (13) 1352.0%* EBITDA normalized for non-recurring effects in Operating Costs and Expenses (+R$ 214.8 million in 3Q26, +R$ 72.1 million in 2Q26, +R$ 6.0 million in 1Q 26, +R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25). Net Income normalized for non-recurring effe cts in EBITDA and in Income Tax (-R$ 92.2 million in 3Q26, -R$ 5.4 million in 2Q26, -R$ 2.0 million in 1Q26, -R$ 0.4 million in 2Q25 and -R$ 6.5 million in 1Q25).20 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 3Q26 EXHIBIT 3 – TIM S.A. Cash Flow Statements Description 3Q26 3Q25 %YoY 2Q26 %QoQ 9M26 9M25 %YoY R$ million Initial Cash Balance 2,677 2,995 -10.6% 4,022 -33.4% 3,610 3,259 10.8%Earnings Before Taxes Normalized* 1,276 1,221 4.5% 1,204 5.9% 3,470 3,108 11.6% Non recurring operating items (215) - n.a. (72) 198.1% (293) (20) 1352.0%Depreciation & Amortization 1,858 1,779 4.5% 1,796 3.4% 5,393 5,301 1.8% Equity in earnings 43 26 66.8% 17 156.7% 87 78 12.2% Residual value of property, plant and equipment and intangible assets written off 2 7 -71.3% 2 -14.3% 6 14 -53.3% Interest on asset retirement obligation (0.2) 0.4 n.a. (0.2) -3.8% (0.7) 2 n.a. Provision for legal and administrative proceedings 41 72 -43.0% 23 81.8% 144 163 -11.8% Monetary adjustments to deposits, administrative and legal proceedings 40 17 133.8% 61 -34.5% 148 (14) n.a. Interest, monetary and exchange variations of borrowings and other fin . adjust. 215 250 -14.1% 301 -28.6% 711 680 4.5% Interest on marketable securities (63) (100) -36.9% (52) 21.9% (180) (259) -30.5% Interest on lease liabilities 455 416 9.3% 428 6.3% 1,354 1,191 13.7% Interest on lease receivable (7) (7) -2.6% (7) 1.5% (21) (22) -1.0% Provision for expected credit losses 249 191 30.0% 264 -5.9% 738 565 30.7% Result from operations with other derivatives - - - - - - 166 n.a. Net loss on investment measured at fair value 207 - n.a. 56 267.6% 263 - n.a. Long-term incentive plans (0.04) 1 n.a. 12 n.a. 17 13 32.5%Decrease (increase) in operating assets (250) 188 n.a. (29) 753.0% (1,022) (685) 49.2% Trade accounts receivable (242) 119 n.a. (212) 14.5% (894) (440) 103.3% Taxes and contributions recoverable (85) (61) 38.1% 137 n.a. 149 37 298.4% Inventory (35) 5 n.a. (40) -12.8% (105) (60) 75.6% Prepaid expenses 88 114 -22.4% 102 -13.6% (212) (189) 12.2% Judicial deposit 18 (4) n.a. (5) n.a. 24 8 205.1% Other current and non-current assets 5 15 -68.3% (13) n.a. 16 (41) n.a.Increase (decrease) in operating liabilities 37 (269) n.a. (707) n.a. (810) (860) -5.9% Payroll and related charges 6 17 -62.6% (61) n.a. 6 (4) n.a. Suppliers 13 (255) n.a. (423) n.a. (347) (713) -51.4% Taxes, charges and contributions 206 185 11.6% 69 199.7% 334 375 -11.1% Authorizations payable (0.002) (0.001) 100.0% (15) -100.0% (8) 10 n.a. Payments for legal and administrative proceedings (205) (95) 114.6% (85) 141.6% (394) (268) 47.0% Deferred revenues (62) (50) 25.5% (121) -48.6% (341) (67) 410.5% Other current and non-current liabilities 79 (70) n.a. (71) n.a. (60) (194) -69.1%Income tax and social contribution paid (145) (89) 63.2% (181) -19.7% (484) (251) 93.4%Net Cash provided by operating activities 3,741 3,703 1.0% 3,115 20.1% 9,522 9,170 3.8%Capex (978) (974) 0.4% (935) 4.6% (3,267) (3,195) 2.2% Redemption of marketable securities 1,571 1,435 9.5% 1,975 -20.4% 5,746 5,414 6.1% Investment s in marketable securities (1,615) (1,713) -5.7% (1,843) -12.3% (5,177) (5,584) -7.3% Capital contribution to the 5G Fund - - - - - - (85) n.a. Receipt - Agreement with Bank C6 - - - - - - 52 n.a. Payment for the acquisition of V8, net of acquired cash - - n.a. (10) -100.0% (53) - n.a. Payment for the acquisition of I-Systems, net of acquired cash 0.3 - n.a. (917) n.a. (917) - n.a. Others 7 9 -19.3% 3 103.7% 21 21 -1.3% Net cash used in investment activities (1,015) (1,243) -18.4% (1,727) -41.2% (3,646) (3,377) 8.0%Amortization of loans (680) (86) 693.0% (792) -14.1% (1,542) (309) 399.0% Interest paid - Loans (39) (5) 613.9% (58) -32.7% (102) (59) 72.7% Payment of lease liability (394) (381) 3.5% (400) -1.5% (1,169) (1,178) -0.8% Interest paid on lease liabilities (457) (425) 7.4% (461) -1.0% (1,398) (1,211) 15.5% Lease incentives 41 20 100.8% 39 4.6% 146 24 501.9% Proceeds from stock consolidation/split transactions - 456 -100.0% - n.a. - 456 -100.0% Payments in stock split/ reverse split operation (0.1) (79) -99.9% (0.1) -25.4% (0.3) (79) -99.6% Derivative financial instruments (7) (11) -36.4% 93 n.a. 78 (78) n.a. Dividends and Interest on Capital paid (399) (961) -58.5% (1,153) -65.4% (2,031) (2,588) -21.5% Purchase of treasury shares, net of disposals (252) (308) -18.2% - - (252) (356) n.a. Net cash used in financing activities (2,187) (1,781) 22.8% (2,733) -20.0% (6,270) (5,378) 16.6%Cash Flow 539 679 -20.7% (1,344) n.a. (394) 415 n.a. Final Cash Balance 3,216 3,674 -12.5% 2,677 20.1% 3,216 3,674 -12.5% * EBT (“Earnings Before Taxes”) normalized for non-recurring effects in Operating Costs and Expenses (+R$ 214.8 million in 3Q26, +R$ 72.1 million in 2Q26, +R$ 6.0 million in 1Q26, +R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 9, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer